      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 1999


                                                      REGISTRATION NO. 333-77977
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        THE ESTEE LAUDER COMPANIES INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                      2844                                     11-2408943
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER IDENTIFICATION NO.)
      INCORPORATION OR ORGANIZATION)                  CLASSIFICATION NUMBER)

                            ------------------------

                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 572-4200

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              SAUL H. MAGRAM, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        THE ESTEE LAUDER COMPANIES INC.
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                    Please send copies of communications to:

                    JEFFREY J. WEINBERG, ESQ.                                            JEAN E. HANSON, ESQ.
                   WEIL, GOTSHAL & MANGES LLP                                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                        767 FIFTH AVENUE                                                  ONE NEW YORK PLAZA
                    NEW YORK, NEW YORK 10153                                           NEW YORK, NEW YORK 10004
                         (212) 310-8000                                                     (212) 859-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / / _______________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                PROPOSED
          TITLE OF EACH CLASS              MAXIMUM AGGREGATE       AMOUNT OF
     OF SECURITIES TO BE REGISTERED          OFFERING PRICE     REGISTRATION FEE(1)
Class A Common Stock, par value $.01 per
share...................................      $362,250,000          $100,705.50

     (1) Previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION. DATED MAY 19, 1999.


                                3,301,000 Shares
                        THE ESTEE LAUDER COMPANIES INC.
                              Class A Common Stock


                            ------------------------

     This prospectus relates to an offering of 3,301,000 shares of Class A Common Stock. The selling stockholders identified in this prospectus are offering all of the shares to be sold in the offering. The Estee Lauder Companies Inc. will not receive any of the proceeds from the offering.

     Our Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of Class B Common Stock entitling its holder to ten votes. After completion of the offering, members of the Lauder family will own shares of Class A Common Stock and Class B Common Stock having 93.5% of the outstanding voting power of the Common Stock.

     On April 26, 1999, the Board of Directors of The Estee Lauder Companies Inc. approved a two-for-one stock split in the form of a 100% stock dividend on all of the issued and outstanding Class A Common Stock and Class B Common Stock. The stock dividend is payable on June 2, 1999 to all holders of record of shares of our Common Stock at the close of business on May 10, 1999. Purchasers of shares of Class A Common Stock being offered by this prospectus who hold such shares on June 2, 1999 will receive the stock dividend payable with respect to such shares. Unless otherwise indicated, the information included in this prospectus, including share ownership data, does not reflect the stock split.


     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "EL". The last reported sale price of the Class A Common Stock on May 18, 1999 was $93 per share.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                                                 Per Share     Total
                                                                                 ---------    --------
Initial price to public.......................................................   $            $
Underwriting discount.........................................................   $            $
Proceeds, before expenses, to the selling stockholders........................   $            $

     The underwriters may under certain circumstances purchase up to an additional 495,150 shares from the selling stockholders at the initial price to the public less the underwriting discount. In the event the delivery of these shares to the underwriters takes place after June 2, 1999, the number of shares to be purchased and the price to the underwriters will be adjusted to reflect the stock split.
                            ------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on               , 1999

GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.
                                                               J.P. MORGAN & CO.
                            ------------------------

                         Prospectus dated May   , 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, accordingly, file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information we file with the Commission at its public reference facilities at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may also obtain information about us from the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials can be obtained at prescribed rates. Our filings with the Commission are also available on the Commission's home page on the Internet at http://www.sec.gov. Our
Class A Common Stock is listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     We have filed with the Commission a Registration Statement on Form S-3. This prospectus, which is a part of the Registration Statement, omits certain information contained in the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, we refer you to such exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety to such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with the Commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the Commission:

          (i) our Annual Report on Form 10-K for the fiscal year ended June 30, 1998;

          (ii) our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1998, December 31, 1998 and March 31, 1999; and

          (iii) the description of the Class A Common Stock contained in our registration statement, dated November 8, 1995, on Form 8-A.

     We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

     We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to Investor Relations Department, The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY 10153, telephone number (212) 572-4184.

                            ------------------------

     Unless otherwise indicated, (i) references to "we," "us" and "our" refer to The Estee Lauder Companies Inc., a Delaware corporation, and its subsidiaries and (ii) references to a fiscal year refer to our fiscal year which ends on June 30 of each year (and so, for example, our "fiscal 1998" refers to the year ended June 30, 1998). Our Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, are sometimes collectively referred to in this prospectus as the "Common Stock."

                                  THE COMPANY

     The Estee Lauder Companies Inc., founded in 1946 by Estee and Joseph Lauder, is one of the world's leading manufacturers and marketers of quality skin care, makeup, fragrance and hair care products. Our products are sold in over 100 countries and territories under the following well-recognized brand names: Estee Lauder, Clinique, Aramis, Prescriptives, Origins, MoAoC, Bobbi Brown essentials, jane and Aveda. We are also the global licensee for fragrances and cosmetics for the Tommy Hilfiger, Donna Karan New York and DKNY brands. Each brand is distinctly positioned within the cosmetics market.

     We are a pioneer in the cosmetics industry and believe we are a leader in the industry due to the global recognition of our brand names, our leadership in product innovation, our strong market position in key geographic markets and the consistently high quality of our products. We sell our products principally through limited distribution channels to complement the images associated with our brands. These channels, encompassing over 9,000 points of sale, consist primarily of upscale department stores, specialty retailers, upscale perfumeries and pharmacies and, to a lesser extent, free-standing company stores, stores on cruise ships, in-flight and duty free shops in airports and cities. We believe that our strategy of pursuing limited distribution strengthens our relationships with retailers, enables our brands to be among the best selling product lines at the stores and heightens the aspirational quality of our brands. With the acquisitions of jane and Aveda in fiscal 1998, we broadened our distribution to include new channels, namely self-select outlets and salons. In fiscal 1999, we began selling Clinique products directly to consumers over the internet.

PRODUCTS

     SKIN CARE--Our broad range of skin care products address various skin care needs for women and men. These products include moisturizers, creams, lotions, cleansers, sun screens and self tanning products, a number of which are developed for use on particular areas of the body, such as the face, the hands or areas around the eyes. Skin care products accounted for approximately 34% and 35% of our net sales in the nine months ended March 31, 1999 and our fiscal 1998, respectively.

     MAKEUP--We manufacture, market and sell a full array of makeup products including lipsticks, mascaras, foundations, eyeshadows, nail polishes and powders. Many of these products are offered in an extensive array of shades and colors. We also sell related items such as compacts, brushes and other makeup tools. Makeup products accounted for approximately 36% of our net sales in each of the nine months ended March 31, 1999 and our fiscal 1998.

     FRAGRANCE--We offer a variety of fragrance products for women and men. The fragrances are sold in various forms, including eau de parfum sprays and colognes. Fragrance also includes lotions, powders, creams and soaps that are based on a particular fragrance. They also include bath and aromatherapy products. Fragrance products accounted for approximately 28% and 27% of our net sales in the nine months ended March 31, 1999 and our fiscal 1998, respectively.

     HAIR CARE--We increased the range and depth of our hair care product offerings with the acquisition of the Aveda business in December 1997. Hair care products include shampoo, conditioner, styling gel and hairspray. Hair care products accounted for approximately 2% of our net sales in each of the nine months ended March 31, 1999 and our fiscal 1998.

     Given the generally personal nature of our products and the wide array of consumer preferences and tastes, as well as the competition for the attention of the end consumer, our strategy has been to market and promote our products through distinctive brands seeking to address broad preferences and tastes. Each brand has a single global image that is promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands.

     ESTEE LAUDER--Estee Lauder brand products, which have been sold since 1946, are positioned as luxurious, classic and aspirational. We believe that Estee Lauder brand products are technologically advanced and innovative and have a worldwide reputation for excellence. This broad product line principally consists of skin care, makeup and fragrance products which are presented in high quality packaging.

     CLINIQUE--First introduced in 1968, Clinique skin care and makeup products are all allergy tested and 100% fragrance free and have been designed to address individual skin types and needs. The products are based on the research and related expertise of leading dermatologists. Clinique skin care products are marketed as part of the Three-Step System: Cleanse, Exfoliate, Moisturize.

     ARAMIS--We pioneered the marketing of prestige men's grooming and skin care products and fragrances with the introduction of Aramis products in 1964. Aramis continues to offer one of the broadest lines of prestige men's products and has extended the line to include fragrances for women.

     PRESCRIPTIVES--We developed and introduced Prescriptives in 1979. Prescriptives is positioned as a color authority with an advanced collection of highly individualized products primarily addressing the makeup and skin care needs of contemporary women with active lifestyles. The products are characterized by simple concepts, minimalist design and an innovative image, and through a system of color application and extensive range of makeup shades, accommodate a diverse group of consumers.

     ORIGINS--Origins, our most recent internally-developed brand, was introduced in 1990. It is positioned as a plant-based cosmetics line of skin care, makeup and aromatherapy products that combine time-tested botanical ingredients with modern science to promote total well-being. Origins sells its products through stand-alone Origins stores, stores-within-stores (which are designed to replicate the Origins store environment within a department store) and traditional retail counters.

     TOMMY HILFIGER--We have an exclusive global license arrangement to develop and market a line of men's and women's fragrances and cosmetics under the Tommy Hilfiger brand. In 1995, we launched a men's fragrance, tommy, with cologne and aftershave products, and in the fall of 1996, launched a women's fragrance, tommy girl. In March 1998, we introduced the Hilfiger Athletics men's fragrance.

     MOAOC--MoAoC products comprise a broad line of color-oriented, professional cosmetics and professional makeup tools targeting makeup artists and fashion-conscious consumers. The products are sold through a limited number of department and specialty stores and stand-alone MoAoC stores. We acquired Make-Up Art Cosmetics Limited, the manufacturer of MoAoC products, in three stages in December 1994, March 1997 and February 1998.

     BOBBI BROWN ESSENTIALS--In October 1995, we acquired the Bobbi Brown essentials line of color cosmetics, professional makeup brushes and skin care products. Bobbi Brown products are manufactured to our specifications by third parties and sold through a limited number of department and specialty stores. In March 1998, the brand introduced its first fragrance, bobbi.

     JANE--In October 1997, we acquired Sassaby, Inc., the owner of the jane brand of color cosmetics targeted to the young consumer market. jane products are currently distributed only in the United States through the self-select distribution channel.

     DONNA KARAN COSMETICS--In November 1997, we obtained the exclusive global license to develop and market a line of fragrances and other cosmetics under the Donna Karan New York and DKNY trademarks. We are continuing to market and sell certain products that were originally sold by The Donna Karan Company and are developing concepts for future introductions.

     AVEDA--We acquired the Aveda business in December 1997. Aveda, a prestige hair care leader, is a manufacturer and marketer of plant-based hair, skin, makeup and body care products that use the science of flower and plant aromatherapy. The products are principally sold by us through third-party distributors and are available in salons and stand-alone Aveda Environmental Lifestyle stores.

     In addition to the foregoing brands, we also manufacture and sell La Mer skin care products, including Creme de la Mer, and fragrances under the Kiton name. These products including Creme de la Mer, are marketed separately from our other brands.


     We have been controlled by the Lauder family since our founding. Members of the Lauder family, some of whom are our directors, executive officers and/or employees, beneficially own, directly or indirectly, as of May 18, 1999, shares of Class A Common Stock and Class B Common Stock having approximately 94.0% of the outstanding voting power of our Common Stock.


     Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. The telephone number at that location is (212) 572-4200.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sales of the shares of Class A Common Stock. All of the shares of Class A Common Stock being offered are beneficially owned by the selling stockholders named in this prospectus.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The Class A Common Stock is traded on the NYSE under the symbol "EL". The following table sets forth for the fiscal quarters indicated the high and low sales prices for the Class A Common Stock, as reported on the NYSE Composite Tape, and the dividends per share declared in respect of such quarters. The last reported sale price of the Class A Common Stock on May 18, 1999 was $93 per share.



                                                                                 MARKET PRICE OF
                                                                                     CLASS A
                                                                                  COMMON STOCK
                                                                                -----------------       CASH
                                                                                HIGH        LOW        DIVIDENDS
                                                                                ------      -----      ---------
FISCAL 1998
First Quarter................................................................    $ 50 15/16  $44 3/4     $.085
Second Quarter...............................................................      56 3/8     39          .085
Third Quarter................................................................      69         48 1/2      .085
Fourth Quarter...............................................................      73 15/16   60 7/8      .085

FISCAL 1999
First Quarter................................................................    $ 70 1/4    $49 1/2     $.085
Second Quarter...............................................................      86 1/2     46 11/16    .085
Third Quarter................................................................      95 1/2     76 3/4      .085
Fourth Quarter (through May 18, 1999)........................................     103         83 3/4       .10(1)


------------------
(1) The dividend on the Class A Common Stock for the fourth quarter of fiscal 1999, which was declared by our Board of Directors on April 26, 1999, is on a pre-split basis and is payable July 2, 1999 to holders of record on June 16, 1999.

     As noted above, on April 26, 1999, our Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding Common Stock. The stock dividend is payable on June 2, 1999 to all holders of record of shares of our Common Stock at the close of business on May 10, 1999. The market price and cash dividends shown above have not been adjusted to reflect the stock split.

     We expect to continue the payment of cash dividends in the future, but we cannot assure you that these payments of cash dividends will continue.


     As of May 18, 1999, there were 2,569 record holders of Class A Common Stock and 15 record holders of Class B Common Stock.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following income statement and balance sheet information has been derived from our consolidated financial statements as of and for each of the years in the five-year period ended June 30, 1998 and as of and for the nine-month periods ended March 31, 1999 and March 31, 1998. You should read this information along with our consolidated financial statements and the related notes incorporated in this prospectus by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Incorporation of Certain Documents by Reference." The results of interim periods are not necessarily indicative of results that may be expected for the full year.

                                   NINE MONTHS ENDED
                                       MARCH 31,                             YEAR ENDED JUNE 30,
                                  --------------------    ---------------------------------------------------------
                                    1999        1998        1998        1997         1996        1995        1994
                                  --------    --------    --------    --------     --------    --------    --------
                                      (UNAUDITED)                    (IN MILLIONS EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales......................   $3,052.8    $2,773.0    $3,618.0    $3,381.6     $3,194.5    $2,899.1    $2,576.4
Gross profit...................    2,357.3     2,144.2     2,798.5     2,616.5      2,463.5     2,224.3     1,956.1
Operating income...............      373.7       331.7       409.1       359.1        310.3       230.9       175.8
Earnings before income taxes
  and minority interest........      359.4       329.5       402.8       362.9        313.0       233.0       173.2
Net earnings...................      222.5       192.8       236.8       197.6        160.4       121.2        93.0
Preferred stock dividends......       17.6        17.6        23.4        23.4         57.5        25.3        23.0
Net earnings attributable to
  common stock.................      204.9       175.2       213.4       174.2        102.9        95.9        70.0
OTHER DATA:
Earnings before interest, taxes
  depreciation and amortization
  (EBITDA)(a)..................      462.4       402.3       506.6       435.1        369.1       272.9       215.9
PER SHARE DATA, PRE-SPLIT:
Net earnings per common
  share(b):
  Basic........................       1.73        1.48        1.80        1.48         1.18(c)       --          --
  Diluted......................       1.70        1.46        1.78        1.47         1.17(c)       --          --
Weighted average common shares
  outstanding(b):
  Basic........................      118.4       118.4       118.4       117.7        116.3(c)       --          --
  Diluted......................      120.4       119.6       119.7       118.6        116.6(c)       --          --
Cash dividends declared per
  common share.................      0.255       0.255        0.34        0.34         0.17          --          --
PER SHARE DATA, POST-SPLIT:
Net earnings per common
  share(b)(d):
  Basic........................       0.87        0.74        0.90        0.74         0.59(c)       --          --
  Diluted......................       0.85        0.73        0.89        0.73         0.59(c)       --          --
Weighted average common shares
  outstanding(b)(d):
  Basic........................      236.8       236.8       236.8       235.4        232.6(c)       --          --
  Diluted......................      240.7       239.1       239.5       237.1        233.2(c)       --          --
Cash dividends declared per
  common share(d):.............     0.1275      0.1275        0.17        0.17        0.085          --          --

                                            AT
                                        MARCH 31,
                                                                             AT JUNE 30,
                                                       --------------------------------------------------------
                                           1999
                                                         1998        1997        1996        1995        1994
                                        -----------    --------    --------    --------    --------    --------
                                        (UNAUDITED)    (IN MILLIONS)
BALANCE SHEET DATA:
Working capital......................    $   733.9     $  617.2    $  551.6    $  467.5    $  469.6    $  422.7
Total assets.........................      2,717.0      2,512.8     1,873.1     1,779.4     1,701.4     1,453.2
Total debt...........................        431.5        436.5        31.1       127.5       194.0       170.4
Redeemable preferred stock...........        360.0        360.0       360.0       360.0       360.0          --
Stockholders' equity.................        889.2        696.4       547.7       394.2       335.1       577.7

                                                        (Footnotes on next page)

------------------
(a) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is an additional measure of operating performance used by management. EBITDA, like operating income, does not include the effects of interest and taxes and additionally excludes the "non-cash" effects of depreciation and amortization on current earnings. While the components of EBITDA may vary from company to company, we exclude our minority interest adjustment, all depreciation charges related to property, plant and equipment and all amortization charges including amortization of goodwill, purchased royalty rights, leasehold improvements and other intangible assets. We consider this measure useful in analyzing our results; however, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with generally accepted accounting principles.

(b) In December 1997, we adopted the provisions of SFAS No. 128, "Earnings Per Share," which requires the presentation of both Basic and Diluted earnings per common share. Consistent with the requirements of SFAS No. 128, net earnings per common share and weighted average common shares outstanding have been restated for purposes of comparability. See note (c) below.

(c) Due to the change in the capital structure effected by our recapitalization in connection with our initial public offering in fiscal 1996, historical share and per share data for periods prior to the fiscal year ended
    June 30, 1996 are not presented. Net earnings per common share and weighted average common shares outstanding for the year ended June 30, 1996 are reflected on a pro forma basis as if the recapitalization was effected at the beginning of fiscal 1996.

(d) On April 26, 1999, our Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding Common Stock. The stock dividend is payable on June 2, 1999 to all holders of record of shares of our Common Stock at the close of business on May 10, 1999. Purchasers of shares of Class A Common Stock being offered by this prospectus who hold such shares on June 2, 1999 will receive the stock dividend payable with respect to such shares. The per share data shown as "post-split" has been restated to reflect the stock split.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     We manufacture skin care, makeup, fragrance and hair care products which are distributed in over 100 countries and territories. The following is a comparative summary of net sales by region and product category and operating income by region for the nine month periods ended March 31, 1999 and 1998 and the fiscal years ended June 30, 1998, 1997 and 1996.

                                                          NINE MONTHS ENDED
                                                              MARCH 31,             YEAR ENDED JUNE 30,
                                                         -------------------   ------------------------------
                                                           1999       1998       1998       1997       1996
                                                         --------   --------   --------   --------   --------
                                                                            (IN MILLIONS)
     NET SALES
       BY REGION:
          The Americas................................   $1,883.2   $1,715.2   $2,204.7   $1,939.4   $1,799.4
          Europe, the Middle East & Africa............      815.5      716.8      960.8      909.3      855.9
          Asia/Pacific................................      354.1      341.0      452.5      532.9      539.2
                                                         --------   --------   --------   --------   --------
                                                         $3,052.8   $2,773.0   $3,618.0   $3,381.6   $3,194.5
                                                         --------   --------   --------   --------   --------
                                                         --------   --------   --------   --------   --------
       BY PRODUCT CATEGORY:
          Skin Care...................................   $1,026.4   $  931.9   $1,252.9   $1,293.6   $1,274.0
          Makeup......................................    1,107.4    1,009.8    1,320.2    1,253.4    1,131.6
          Fragrance...................................      849.4      796.4      988.4      817.9      769.7
          Hair Care...................................       69.6       34.9       56.5       16.7       19.2
                                                         --------   --------   --------   --------   --------
                                                         $3,052.8   $2,773.0   $3,618.0   $3,381.6   $3,194.5
                                                         --------   --------   --------   --------   --------
                                                         --------   --------   --------   --------   --------
       OPERATING INCOME
          The Americas................................   $  232.3   $  216.7   $  248.0   $  189.9   $  133.0
          Europe, the Middle East & Africa............      108.6       98.7      131.3      122.7      115.5
          Asia/Pacific................................       32.8       16.3       29.8       46.5       61.8
                                                         --------   --------   --------   --------   --------
                                                         $  373.7   $  331.7   $  409.1   $  359.1   $  310.3
                                                         --------   --------   --------   --------   --------
                                                         --------   --------   --------   --------   --------

     The following table sets forth certain consolidated earnings data as a percentage of net sales:

                                                            NINE MONTHS
                                                               ENDED
                                                             MARCH 31,               YEAR ENDED JUNE 30,
                                                           --------------       -----------------------------
                                                           1999     1998        1998        1997        1996
                                                           -----    -----       -----       -----       -----
Net sales...............................................   100.0%   100.0%      100.0%      100.0%      100.0%
Cost of sales...........................................    22.8     22.7        22.7        22.6        22.9
                                                           -----    -----       -----       -----       -----
Gross profit............................................    77.2     77.3        77.3        77.4        77.1
                                                           -----    -----       -----       -----       -----
Operating expenses before depreciation and amortization:
  Selling, general and administrative...................    61.3     61.9        62.4        63.5        64.4
  Related party royalties...............................     0.8      0.9         0.9         1.0         1.2
                                                           -----    -----       -----       -----       -----
                                                            62.1     62.8        63.3        64.5        65.6
                                                           -----    -----       -----       -----       -----
Earnings before interest, taxes, depreciation and
  amortization (EBITDA).................................    15.1     14.5        14.0        12.9        11.5
Depreciation and amortization...........................     2.9      2.5         2.7         2.3         1.8
                                                           -----    -----       -----       -----       -----
Operating income........................................    12.2     12.0        11.3        10.6         9.7
Interest (expense) income, net..........................    (0.4)    (0.1)       (0.2)        0.1         0.1
                                                           -----    -----       -----       -----       -----
Earnings before income taxes and minority interest......    11.8     11.9        11.1        10.7         9.8
Provision for income taxes..............................     4.5      4.8         4.5         4.5         4.3
Minority interest.......................................      --     (0.1)       (0.1)       (0.4)       (0.5)
                                                           -----    -----       -----       -----       -----
Net earnings............................................     7.3%     7.0%        6.5%        5.8%        5.0%
                                                           -----    -----       -----       -----       -----
                                                           -----    -----       -----       -----       -----

  NINE MONTHS ENDED MARCH 31, 1999 COMPARED WITH NINE MONTHS ENDED MARCH 31,
1998

     NET SALES. Our net sales increased 10% or $279.8 million to $3,052.8 million for the nine months ended March 31, 1999 as compared with the same prior-year period. Sales growth was primarily due to increased sales of skin care products and the domestic strength of makeup product sales, which includes Sassaby and Aveda. Further, double digit gains were achieved in each of the skin care, makeup and fragrance categories in the European region. Foreign currency translation did not significantly impact net sales.

    PRODUCT CATEGORIES

     SKIN CARE. Our net sales of skin care products increased 10% or $94.5 million to $1,026.4 million. The increase reflects the retail launch of Stop Signs and Resilience Lift in the most recent quarter, as well as the continued success of All About Eyes and Diminish. These increases were partially offset by lower sales of Fruition Extra.

     MAKEUP. Our net sales of makeup products increased 10% or $97.6 million to $1,107.4 million. Higher makeup product sales were primarily due to the recent introductions of Quickliner For Eyes and Smudgesicles, as well as contributions from relatively new products such as Two-In-One Eyeshadow and Double Matte. The category's net sales also benefited from the inclusion of sales by Sassaby and Aveda for the full year-to-date period. These increases were partially offset by lower sales of Indelible Lipstick and Virtual Skin.

     FRAGRANCE. Our net sales of fragrance products increased 7% or $53.0 million to $849.4 million. The increase is primarily attributable to the worldwide success of Clinique Happy and the successful current year introduction of Dazzling Gold and Dazzling Silver. Additionally, Hilfiger Athletics and tommy girl, which are marketed under a licensing agreement, contributed significantly to the net sales increases, offset in part by lower sales of tommy.

     HAIR CARE. Our net sales of hair care products increased nearly 100% as compared with the same prior-year period. The increase reflects the inclusion of Aveda hair care products for the full nine month period.

     GEOGRAPHIC. Our net sales in the Americas increased 10% or $168.0 million to $1,883.2 million. This increase was driven by sales of new and existing products across all categories and the inclusion of Aveda and Sassaby for the full year-to-date period. In Europe, the Middle East & Africa, net sales increased 14% or $98.7 million to $815.5 million. The increase was primarily the result of higher net sales in the United Kingdom, Spain, and the distributor and travel retail businesses. Excluding the impact of foreign currency translation, sales in Europe, the Middle East & Africa increased 11%. Net sales in Asia/Pacific increased 4% or $13.1 million to $354.1 million, primarily related to higher net sales in Japan and Thailand. Excluding the impact of foreign currency translation, Asia/Pacific sales grew 7% over the prior-year period.

     COST OF SALES. Our cost of sales for the nine months ended March 31, 1999 were 22.8% of net sales compared with 22.7% of net sales in the prior-year period. The increase principally reflects the integration of acquired companies, particularly Sassaby and Aveda, which have cost structures higher than our other brands. This increase has been substantially offset by a shift in core brand product mix as well as continued production efficiencies.

     OPERATING EXPENSES. Total operating expenses decreased to 65.0% of net sales for the nine months ended March 31, 1999, compared with 65.4% of net sales in the same prior-year period. This improvement primarily relates to operating efficiencies and the favorable integration of the cost structures of acquired companies. Operating expenses are subject to the timing of advertising and promotional spending due to product launches and rollouts as well as incremental advertising in select markets.

     OPERATING INCOME. Operating income increased 13% or $42.0 million to $373.7 million for the nine months ended March 31, 1999 as compared with the same prior-year period. Operating margins were 12.2% of net sales in the current period as compared to 12.0% in the same prior year period. The increase in operating income and margins was due to higher net sales coupled with operational efficiencies and the timing of advertising and promotional spending. Operating income in the Americas increased 7% or $15.6 million to $232.3 million for the nine months ended March 31, 1999, primarily due to increases in the skin care and makeup segments, as well as the inclusion of operating results from recent acquisitions. In Europe, the Middle East & Africa, operating income increased 10% or $9.9 million to $108.6 million primarily due to improved operating results in Spain, Belgium, Italy and the distributor and travel retail businesses. In Asia/Pacific, operating income increased
$16.5 million to $32.8 million due to higher results in Japan, as a result of planned operating expense efficiencies, as well as improvements in Australia and Taiwan.

     EBITDA. EBITDA is an additional measure of operating performance used by management. EBITDA, like operating income, does not include the effects of interest and taxes and additionally excludes the "non-cash" effects of depreciation and amortization on current earnings. While the components of EBITDA may vary from company to company, we exclude our minority interest adjustment, all depreciation charges related to property, plant and equipment and all amortization charges including amortization of goodwill, purchased royalty rights, leasehold improvements and other intangible assets. These components of operating income do not necessarily result in a capital requirement, and, in our opinion, many of the underlying assets, both tangible and intangible, create value for us by supporting the global recognition of brand names and product innovation and by consistently producing quality products for our customers and consumers. We consider this measure useful in analyzing our results; however, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with generally accepted accounting principles.

     EBITDA increased 15% to $462.4 million or 15.1% of net sales as compared to $402.3 million or 14.5% of net sales in the same prior-year period. The improvement in EBITDA is primarily attributable to sales growth and operating expense efficiencies achieved.

     INTEREST EXPENSE, NET. Net interest expense was $14.3 million and $2.2 million for the nine months ended March 31, 1999 and 1998, respectively. Interest expense increased as borrowings related to the acquisition of new businesses were outstanding for the full year-to-date period in fiscal 1999.

     PROVISION FOR INCOME TAXES. The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate for income taxes for the nine months ended March 31, 1999 was 38% compared with 40% in the same prior-year period. These rates are higher than the statutory Federal tax rate due to the effect of state and local taxes, higher tax rates in certain foreign jurisdictions and certain nondeductible expenses. The decrease in the effective income tax rate as compared to the same prior-year period was principally attributable to tax planning initiatives and a relative change in the mix of earnings from higher tax countries to lower tax countries.

  FISCAL 1998 COMPARED WITH FISCAL 1997 AND FISCAL 1997 COMPARED WITH FISCAL
1996

     NET SALES. Our net sales in fiscal 1998 increased 7% to $3,618.0 million as compared to fiscal 1997 and 6% to $3,381.6 million for fiscal 1997 as compared to fiscal 1996. Fiscal 1998 net sales increased as a result of new product introductions, the continued success of our core products, and the international rollout of recent product launches. Additionally, net sales in fiscal 1998 benefitted from the inclusion of Aveda and Sassaby, from the date of acquisition in December and October 1997, respectively, through the fiscal year end. In fiscal 1997, our net sales increased as a result of new product introductions across all categories, the global rollout of certain fragrance introductions, and the continued solid performance of existing products. Fiscal 1997 included a full year of sales of Bobbi Brown essentials as compared to eight months of sales in fiscal 1996. The strengthening of the U.S. dollar negatively impacted net sales by approximately $135 million and $87 million for fiscal 1998 and fiscal 1997, respectively. Excluding the impact of foreign currency translation, our net sales increased 11% and 9% for fiscal 1998 and fiscal 1997, respectively. The introduction of new products may have some cannibalization effect on existing products in all categories, which is taken into account by us in our business planning.

    PRODUCT CATEGORIES

     SKIN CARE. Our net sales of skin care products in fiscal 1998 decreased 3% to $1,252.9 million as compared to fiscal 1997 and, in fiscal 1997, increased 2% to $1,293.6 million as compared to fiscal 1996. The decrease is primarily due to reduced sales in the Asia/Pacific region and the strengthening of the U.S. dollar against foreign currencies. Accordingly, our net sales of skin care products increased 2% on a constant exchange rate basis. Additionally, fiscal 1998 decreases were due in part to the successful fiscal 1997 launch of Fruition Extra and lower year to year sales of Advanced Night Repair. Partially offsetting these decreases were sales related to the introduction of Diminish, Uncircle and All About Eyes, the international introduction of Nutritious and the continued success of DayWear. In fiscal 1997, the increase was attributable to the introduction of Fruition Extra, Advanced Suncare products, Moisture On-Line, and Nutritious, along with the continued growth of existing products such as LipZone, All About Lips and Dramatically Different Moisturizing Lotion. Fiscal 1997 increases were partially offset by lower sales of Turnaround Cream and ThighZone.

     MAKEUP. Our net sales of makeup products increased 5% to $1,320.2 million in fiscal 1998 and 11% to $1,253.4 million in fiscal 1997. Fiscal 1998 increases are attributable to the introduction of new products such as Superbalanced Makeup, Superlast Cream Lipstick, Two-In-One Eyeshadow and Blush All Day. In addition to new product introductions, existing products such as Doublewear and Futurist recorded a full year's sales and were introduced internationally, while sales of True Lipstick improved for the third straight year. Our net sales of makeup also reflect sales generated by Sassaby and Aveda subsequent to the dates of acquisition and the continued success of Bobbi Brown essentials. The foregoing increases were partially offset by the successful fiscal 1997 introduction and full year's sales of City Base, and the decline in net sales of Long Last Lipstick. In fiscal 1997, the sales growth was primarily due to the introduction of City Base, Long Last Soft Shine Lipstick, Virtual Skin, Futurist, and Indelible Lipstick, as well as increased sales of existing MoAoC and Bobbi Brown essentials products. These increases were partially offset by lower sales of Long Last Lipstick and More Than Mascara.

     FRAGRANCE. Our net sales of fragrance products increased 21% to $988.4 million in fiscal 1998 and 6% to $817.9 million in fiscal 1997. The fiscal 1998 increase is primarily attributable to the introduction of Clinique Happy and Lauder Pleasures for Men, the domestic introduction of Hilfiger Athletics, and the on-going success of tommy and tommy girl. Sales of Estee Lauder pleasures and Beautiful, were relatively consistent with prior years, although they continue to generate significant sales. Offsetting these improvements were declines in existing products such as White Linen Breeze, Aramis Classic, and Havana Pour Elle. In fiscal 1997, the sales growth was led by the successful United States introduction of tommy girl, and the European/Asian launch of tommy, along with the European introduction of Kiton. The fiscal 1997 domestic success of tommy and Estee Lauder pleasures also contributed to the increased net sales. New fragrance introductions cannibalized some existing fragrance sales.

     HAIR CARE. Our net sales of hair care products increased significantly in fiscal 1998 as compared with the prior year due to the inclusion of sales from the Aveda hair care product lines beginning in December 1997.

     GEOGRAPHIC. Our net sales in the Americas rose 14% to $2,204.7 million in fiscal 1998, as compared to an 8% increase to $1,939.4 million in fiscal 1997. Increases in fiscal 1998 were recognized across all product categories, with the most significant increases being attributable to fragrances as a result of new product introductions and hair care as a result of the integration of Aveda. Growth in all product categories is supported by the continued success of existing products. In fiscal 1997, the increase was attributable to the sales of new products across all categories, particularly those in the fragrance category. Solid double digit increases were also achieved in MoAoC and Bobbi Brown essentials. A generally lackluster retail environment for most of fiscal 1997 impacted core product sales.

     In Europe, the Middle East & Africa, our net sales increased 6% to $960.8 million in fiscal 1998, as compared to a 6% increase to $909.3 million in fiscal 1997. Net sales increased 13% and 11% for fiscal 1998 and fiscal 1997, respectively, excluding the impact of foreign currency translation. In fiscal 1998, higher net sales were recorded in the United Kingdom and Spain. Significant sales improvements in the United Kingdom were favorably impacted as the dollar weakened against the British pound. Excluding the effect of a strengthening U.S. dollar against local currencies, double digit increases were achieved in Spain, Italy and Germany. In fiscal 1997, higher net sales were achieved in the United Kingdom, the distributor and travel retail businesses, Italy, and from the introduction of Kiton. These increases were partially offset by lower sales in Germany and France resulting from the impact of foreign currency translation and the difficult retail environments.

     In Asia/Pacific, our net sales decreased 15% to $452.5 million in fiscal 1998, as compared to a 1% decrease to $532.9 million in fiscal 1997. On a local currency basis, Asia/Pacific sales decreased 3% for fiscal 1998 and increased 6% in fiscal 1997. The volatile economic climate in Japan and the surrounding Asian marketplace contributed to a difficult retail environment. Sales in Japan, Hong Kong and Taiwan have decreased on both a local currency and a translated basis. Although not significant enough to offset those decreases, net sales increased in all other Asia/Pacific markets on a local currency basis, particularly Thailand and Malaysia. In fiscal 1997, all markets reported local currency sales increases with strong performances in Thailand, Korea, Taiwan, Singapore, New Zealand, and Malaysia.

     We strategically stagger our new product launches by geographic markets, which may account for differences in regional sales growth.

     COST OF SALES. Our cost of sales in fiscal 1998 was 22.7% of our net sales compared with 22.6% of our net sales in fiscal 1997 and 22.9% of our net sales in fiscal 1996. Increased cost of sales in fiscal 1998 related to the inclusion of Aveda and Sassaby, both of which have product cost structures higher than our other brands, as well as a shift in product mix. This increase was partially offset by continued improvements in operating efficiency. The fiscal 1997 decrease primarily reflects the efficiencies achieved as a result of our global sourcing and manufacturing activities, as well as shifts in product mix.

     OPERATING EXPENSES. Our operating expenses decreased to 66.0% of our net sales in fiscal 1998, compared with 66.8% and 67.4% of our net sales in fiscal 1997 and fiscal 1996, respectively. Fiscal 1998 decreases reflect operating expenses growing at a slower rate than net sales primarily due to efficiencies achieved in the selling area and lower advertising and promotional spending (as a percent of sales) and the effect of integrating the Aveda and Sassaby cost structures. The fiscal 1997 decrease reflected operating expenses growing slower than net sales primarily as a result of efficiencies in the selling, general and administrative areas.

     OPERATING INCOME. Our operating income rose 14% to $409.1 million in fiscal 1998 and 16% to $359.1 million in fiscal 1997. Operating margins were 11.3% in 1998, compared with 10.6% and 9.7% in fiscal 1997 and fiscal 1996, respectively. These increases were due to higher net sales and total operating expenses growing at a slower rate than net sales.

     Our operating income in the Americas increased by 31% to $248.0 million in fiscal 1998, as compared to a 43% increase to $189.9 million in fiscal 1997. In fiscal 1998, the increase related to continued net sales improvements in the United States due to strong performances from the core brands and the inclusion of Aveda and Sassaby. In fiscal 1997, the increase was primarily due to net sales increases in the United States, Canada, and the inclusion of twelve months of operating results for Bobbi Brown, as compared to eight months in fiscal 1996.

     In Europe, the Middle East and Africa, our operating income increased 7% to $131.3 million in fiscal 1998, as compared to a 6% increase to $122.7 million in fiscal 1997. In fiscal 1998, increased net sales in the United Kingdom resulted in the most significant improvement in operating income for the region. On a constant exchange rate basis, Spain, France and Italy would have made greater operating income contributions. These increases were partially offset by lower operating income in the travel retail business. In fiscal 1997, the increase was primarily due to increased operating income in the United Kingdom, Italy, South Africa, Eastern Europe, the distributor and travel retail businesses, and the inclusion of twelve months of operating results from Bobbi Brown as compared to eight months in fiscal 1996, offset by lower results in Belgium, Austria, Germany and France.

     In Asia/Pacific, our operating income decreased 36% to $29.8 million in fiscal 1998, as compared to a decrease of 25% to $46.5 million in fiscal 1997. The fiscal 1998 decrease was principally due to operating income declines in Japan due to lower net sales, compounded by the strengthening of the U.S. dollar against the yen. A difficult retail market adversely affected Japan and the surrounding areas. As a result, operating expenses grew at a faster rate than net sales for most of the Asian markets, partially offset by strong results in Korea. In fiscal 1997, the decrease was due to the continuing unfavorable translation impact of the strength of the U.S. dollar versus the yen, lower operating income in Japan reflecting the difficult retail environment, and incremental promotional spending, partially offset by strong results in Australia, Thailand, Korea, Singapore and Malaysia.

     EBITDA. EBITDA increased to 14% of net sales in fiscal 1998 as compared to 12.9% and 11.5% in fiscal 1997 and 1996, respectively. The improvements in EBITDA in fiscal 1998 are attributable primarily to operating expense efficiencies. In fiscal 1997, the improvement was attributable to both cost of goods and operating expense efficiencies.

     INTEREST INCOME (EXPENSE), NET. Net interest expense was $6.3 million in fiscal 1998 as compared to net interest income of $3.8 million in fiscal 1997 and $2.7 million in fiscal 1996. Net interest expense in fiscal 1998 was primarily due to higher borrowings associated with our acquisitions. The increase in net interest income from fiscal 1996 to fiscal 1997 was principally due to higher average domestic and overseas net cash positions and lower interest expense as a result of lower debt levels which were partially offset by the elimination of interest income from stockholders.

     PROVISION FOR INCOME TAXES. The provision for income taxes represents federal, foreign, state and local taxes. The effective rate for income taxes in fiscal 1998 was 40% as compared to 42% in fiscal 1997 and 44% in fiscal 1996. These rates principally reflect the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. The decrease in the effective tax rate for fiscal 1998 was attributable to tax planning initiatives, a relative change in the mix of earnings from higher tax countries such as Japan to lower tax countries, the effect of a reduction in the statutory rate in the United Kingdom and the effect of United States federal tax regulations. The decrease in the effective income tax rate in fiscal 1997 and fiscal 1996 was principally attributable to an increase in profits in lower taxed countries, the lessened impact of a relatively higher Japanese rate and the reduced relative negative impact of a stockholder's rights to receive certain U.S. royalty payments by reason of our purchase of those rights in November 1995.

LIQUIDITY AND CAPITAL RESOURCES


     Our principal sources of funds historically have been cash flows from operations and borrowings under uncommitted and committed credit lines provided by banks in the United States and abroad. In May 1999, we issued commercial paper to refinance approximately one half of our seven-year term loan. At
March 31, 1999, we had cash and cash equivalents of $370.1 million compared with $277.5 million at June 30, 1998.


     Uncommitted lines of credit amounted to $249.7 million at March 31, 1999, of which none were used. Unused committed lines of credit available at March 31, 1999 amounted to $400.0 million. Total debt as a percentage of total capitalization (including short-term debt) was 26% at March 31, 1999 and 29% at June 30, 1998.

     Cash used for investing activities for the nine months ended March 31, 1999 was significantly lower than the comparable nine-month period in the prior year as a result of the fiscal 1998 costs to acquire Aveda, Sassaby and the remaining interest in MoAoC. In March 1999, we made a final payment to satisfy the earn-out portion of the Bobbi Brown acquisition.

     Cash used for financing activities relates to dividend payments of $47.7 million as compared to $37.7 million in the same prior-year period, and repayments of short-term debt. The change in dividend payments relates to the timing of dividend declarations and distributions. Cash from financing activities decreased on a comparable basis as a result of the prior year inclusion of proceeds from long-term borrowings.

     On April 26, 1999, the Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding Common Stock. The stock dividend is payable on June 2, 1999 to all holders of record of shares of Common Stock at the close of business on May 10, 1999. Additionally, the Board approved a 17.6% increase in the next Class A and Class B quarterly Common Stock dividend from $.085 to $.10 per share, on a pre-split basis.

     On September 18, 1998, the Company's Board of Directors authorized a share repurchase program. The Company has purchased and may continue to purchase, over an undefined period of time, a total of up to four million shares of Class A Common Stock in the open market or in privately negotiated transactions, depending on market conditions and other factors.

     We conduct business in many foreign currencies. As a result, we are subject to foreign currency exchange rate risk which impacts the costs and cash flows of our foreign subsidiaries.

     We address our foreign currency and interest rate risks through a controlled program of risk management, the principal objective of which is to minimize the risks and/or costs associated with financial and global operating activities. We use derivative financial instruments for the purpose of managing our exposure to adverse fluctuations in foreign currency exchange rates and interest rates. We do not utilize derivative financial instruments for trading or other speculative purposes.

     We enter into forward exchange contracts to hedge purchases, receivables and payables denominated in foreign currencies for periods consistent with our identified exposures. Gains and losses related to qualifying hedges of these exposures are deferred and recognized in operating income when the underlying hedged transaction occurs. We also enter into purchased foreign currency options to hedge anticipated transactions where there is a high probability that anticipated exposures will materialize. Any gains realized on such options that qualify as hedges are deferred and recognized in operating income when the underlying hedged transaction occurs. Premiums on foreign currency options are amortized over the period being hedged. Foreign currency transactions which do not qualify as hedges are marked-to-market on a current basis with gains and losses recognized through income and reflected in operating expenses. In addition, any previously deferred gains and losses on hedges which are terminated prior to the transaction date are recognized in current income when the hedge is terminated. The contracts have varying maturities with none exceeding 24 months.

     We enter into interest rate swaps to convert floating interest rate debt to fixed rate debt. These swap agreements are contracts to exchange floating rate for fixed rate interest payments periodically over the life of the agreements. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue.

     As a matter of policy, we only enter into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and we do not have significant exposure to any one counterparty. Our exposure to credit loss in the event of nonperformance by any of the counterparties is limited to only the recognized, but not realized, gains attributable to the contracts. Management believes risk of loss is remote and in any event would be immaterial. Costs associated with entering into such contracts have not been material to our financial results. At March 31, 1999, we had contracts to exchange foreign currencies in the form of forward exchange contracts and purchased currency options in the amount of $281.1 million and $14.7 million, respectively. Foreign currencies exchanged under these contracts are principally the Belgian franc, Japanese yen, German mark, Swiss franc, U.K. pound, Spanish peseta and Italian lira. In addition, we had interest rate swap agreements outstanding with a notional principal amount of $405.0 million. There have been no significant changes in market risk since June 30, 1998 that would have a material effect on our calculated value-at-risk exposure, as disclosed in the annual report on Form 10-K for the year ended June 30, 1998.

     We believe that cash on hand, internally generated cash flows, available credit lines and access to capital markets will be adequate to support currently planned business operations, acquisitions and capital expenditures both on a near-term and long-term basis.

YEAR 2000

     We have developed a comprehensive plan to address Year 2000 issues. The plan addresses three main areas: (a) information systems; (b) embedded chips; and, (c) supply chain readiness. To oversee the process, we have established a Steering Committee, comprised of senior executives from our various business units around the world, which reports regularly to the Board of Directors and the Audit Committee.

     We have identified potential deficiencies related to Year 2000 in our information systems and we are in the process of addressing them through upgrades and other remediation. Completion of the remediation and testing is expected in the summer of 1999. We have identified other equipment with date sensitive operating controls and we are in the process of assessing whether they are Year 2000 compliant. We have completed testing of critical embedded chips and anticipate completing remediation by the summer of 1999. To mitigate the risk of Year 2000 non-compliance by third parties, we have identified, contacted and met with critical inventory suppliers. We are continuing our discussions with our larger customers and critical non-inventory suppliers about their Year 2000 readiness. Further, we have identified and contacted other suppliers and customers. These meetings and communications are ongoing and we are continuing our assessment of the state of readiness of the various suppliers and customers. We are currently validating Year 2000 processes and procedures as they are completed.

     We believe it is difficult to specifically identify the cause of the most reasonable worst case Year 2000 scenario, and based upon our work to date, we continue to believe it is likely to be the result of the failure of third parties to be Year 2000 compliant. Accordingly, we have formulated contingency plans to limit, to the extent possible, lost revenues and other adverse effects arising from third party failures. These plans would necessarily be limited to matters over which we can reasonably control and will include the acceleration of certain shipments which will necessitate adjustments to the production and procurement schedules. In order to support ongoing global operations on or about January 1, 2000, we will be establishing, prior to that date, a Y2K Communications Center which will expedite the implementation of contingency plans, if necessary. We are in the process of implementing our overall contingency plans and are determining the potential impact of the plans on our quarterly results of operations and financial condition in fiscal 2000.

     Incremental out-of-pocket costs incurred through March 31, 1999 have not been significant and, based upon current estimates, the costs of our Year 2000 program are expected to be immaterial. Such costs do not include internal employee costs and costs related to the deferral of other information technology projects. While we do not have a system to track internal employee costs specifically related to the Year 2000, those costs are not expected to be material to our results of operations or financial condition.

     Our Year 2000 efforts are ongoing and our overall plan, as well as the implementation of contingency plans, will continue to evolve as new information becomes available. While we anticipate continuity of our business activities, that continuity will be dependent upon our ability, and the ability of third parties whom we rely on directly, or indirectly, to be Year 2000 compliant.

EURO CONVERSION

     As part of the European Economic and Monetary Union (EMU), a single currency (the "Euro") will replace the national currencies of most of the European countries in which we conduct business. The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999, and the participating national currencies will be removed from circulation between January 1 and June 30, 2002 and replaced by Euro notes and coinage. During the "transition period" from January 1, 1999 through December 31, 2001, public and private entities as well as individuals may pay for goods and services using either checks, drafts, or wire transfers denominated in Euro or the participating country's national currency.

     Under the regulations governing the transition to a single currency, there is a "no compulsion, no prohibition" rule which states that no one is obliged to use the Euro until the notes and coinage have been introduced on January 1, 2002. In keeping with this rule, we are Euro "compliant" (able to receive and remit Euro denominated payments and able to invoice in Euro as requested by customers, vendors or suppliers) in the affected countries. Full conversion of all affected country operations to Euro is expected to be completed by the time national currencies are removed from circulation. Phased conversion to the Euro is currently underway and the effects on our revenues, costs and various business strategies are being assessed. The cost of our software and business process Euro conversion is not expected to be material.

ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and will not require retroactive restatement of prior period financial statements. This statement requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If certain conditions are met where the derivative instrument has been designated as a fair value hedge, the hedged item may also be marked to market through earnings thus creating an offset. If the derivative is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument may be recorded in comprehensive income. We have not yet quantified the impact on the consolidated financial statements of adopting SFAS No. 133; however, the statement will likely result in a change in reported assets and liabilities and may affect earnings and comprehensive income, as defined by SFAS No. 130 "Reporting Comprehensive Income."

FORWARD-LOOKING INFORMATION

     We and our representatives from time to time make written or verbal forward looking statements, including statements contained in this and other filings with the Securities and Exchange Commission and in our reports to stockholders. The words and phrases "will likely result," "expects," "believes," "will continue," "is anticipated," "estimates," "projects" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions and general optimism about future operations or operating results. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, without limitation:

          (i) increased competitive activity from companies in the skin care, makeup, fragrance and hair care businesses, some of which have greater resources than us;

          (ii) consolidations and restructurings in the retail industry causing a decrease in the number of stores that sell our products, an increase in the ownership concentration within the retail industry or ownership of retailers by our competitors;

          (iii) social, political and economic risks to our foreign manufacturing, distribution and retail operations, including changes in foreign investment and trade policies and regulations of the host countries and of the United States;

          (iv) changes in the laws, regulations and policies, including changes in accounting standards, that affect, or will affect, us in the United States and abroad;

          (v) foreign currency fluctuations affecting our results of operations and value of our foreign assets, the relative prices at which we and our foreign competitors sell our products in the same market and our operating and manufacturing costs outside of the United States;

          (vi) shipment delays, depletion of inventory and increased production costs resulting from disruptions of operations at any of the facilities which, due to consolidations in our manufacturing operations, now manufacture nearly all of our supply of a particular type of product (i.e., focus factories);

          (vii) changes in product mix to ones which are less profitable; and,

          (viii) our ability and the ability of third parties, including customers or suppliers, to adequately address Year 2000 issues.

     We assume no responsibility to update forward-looking statements made herein or otherwise.

                              SELLING STOCKHOLDERS



     The following table sets forth certain information for each selling stockholder identified below (collectively, the "Selling Stockholders") with respect to (i) such Selling Stockholder's beneficial ownership of Class A Common Stock and Class B Common Stock prior to the offering and the percentage of total voting power represented thereby and (ii) the number of shares of Class A Common Stock and Class B Common Stock to be beneficially owned by such Selling Stockholder after the offering and the percentage of total voting power represented thereby (without taking into account the underwriters' over-allotment option). As described in the notes to the table, voting and/or investment power with respect to certain shares of Common Stock is shared by the named stockholders. Consequently, these shares are shown as beneficially owned by more than one stockholder.



                                   BEFORE THE OFFERING                                       AFTER THE OFFERING
                          --------------------------------------                   --------------------------------------
                                                                    SHARES OF
                               COMMON STOCK                          CLASS A            COMMON STOCK
                               BENEFICIALLY                        COMMON STOCK      TO BE BENEFICIALLY
                                   OWNED            PERCENTAGE     TO BE SOLD               OWNED            PERCENTAGE
NAME OF SELLING           -----------------------   OF TOTAL         IN THE        -----------------------   OF TOTAL
STOCKHOLDER(1)             CLASS A      CLASS B     VOTING POWER    OFFERING        CLASS A      CLASS B     VOTING POWER
------------------------- ----------   ----------   ------------   ------------    ----------   ----------   ------------
Leonard A. Lauder(2)(6).. 14,388,067   29,370,773       48.9%          260,247     14,127,820   29,370,773       48.8%
Trust f/b/o William P.
  Lauder(3)..............    578,852      571,727        1.0            50,000        528,852      571,727        1.0
Gary M. Lauder(4)........  1,833,867    1,914,608        3.3           156,148      1,677,719    1,914,608        3.3
Trust f/b/o Gary M.
  Lauder(5)..............    536,268      571,727        1.0            52,049        484,219      571,727        1.0
LAL Family Partners
  L.P.(6)................  4,251,883   21,352,770       34.6           237,556      4,014,327   21,352,770       34.5
The 4003 Corporation(7)..    545,000            0        0.1           545,000              0            0          0
The 4202 Corporation(8)..  2,681,179    1,418,821        2.7         2,000,000        681,179    1,418,821        2.4


------------------

(1) Shares owned by the Selling Stockholders do not include shares that may be attributed to them by reason of the Stockholders' Agreement. See "Description of Capital Stock--Stockholders' Agreement." The
    4003 Corporation and The 4202 Corporation are not subject to the Stockholders' Agreement.



(2) Leonard A. Lauder beneficially owns or is deemed to beneficially own:
    5,694,646 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power (including 1,697,493 shares of Class A Common Stock which are pledged to Mr. Lauder by Ronald S. Lauder); 4,251,883 shares of Class A Common Stock and 21,352,770 shares of Class B Common Stock indirectly as the sole individual general partner and the majority stockholder of the sole corporate general partner of a limited partnership and with respect to which he has sole voting and investment power; 3,994,115 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock indirectly as co-trustee of the Estee Lauder 1994 Trust with respect to which he shares voting power with Ronald S. Lauder, as a co-trustee, and investment power with Ronald S. Lauder and Ira T. Wender, as co-trustees; 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock indirectly as an individual general partner of a limited partnership and as co-trustee of a trust (the "LAL Trust"), which is a general partner of the same limited partnership, and with respect to which he shares voting power with Ronald S. Lauder, who also is an individual general partner of the limited partnership and co-trustee of another trust (the "RSL Trust"), which is a general partner of the limited partnership, and investment power with Ronald S. Lauder, as an individual general partner of the limited partnership and as co-trustee of the RSL Trust, Richard D. Parsons and Ira T. Wender, as co-trustees of the RSL Trust, and Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of the LAL Trust; 239,731 shares of Class A Common Stock indirectly as a director of The Lauder Foundation and with respect to which he shares voting and investment power; and 200,000 shares of Class A Common Stock subject to exercisable employee stock options held by Mr. Lauder. The shares of Class A Common Stock beneficially owned by Mr. Lauder exclude 260,000 shares of Class A Common
                                Stock owned by his wife, 8,333 shares subject to



                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    exercisable employee stock options held by his wife and an additional 1,900,000 shares of Class A Common Stock underlying stock options granted to Mr. Lauder pursuant to his employment agreement. Leonard A. Lauder disclaims beneficial ownership of the shares of Class A Common Stock owned by The Lauder Foundation and his spouse.



(3) 50,000 shares of Class A Common Stock are being sold in the Offering by the Separate Share Trust f/b/o William P. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as grantor (the "WPL Separate Share Trust"). Anthony E. Malkin and Patrick J. Landers, as co-trustees of the WPL Separate Share Trust, share investment and voting power with respect to the shares owned by the Trust and are deemed to beneficially own all such shares.
    Mr. Malkin and Mr. Landers disclaim beneficial ownership of all such shares. Neither Mr. Malkin nor Mr. Landers owns, either directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock.



(4) Includes shares beneficially owned or deemed to be beneficially owned, directly or indirectly, by Gary M. Lauder. Mr. Lauder shares voting and dispositive power with William P. Lauder, and dispositive power with Joel S. Ehrenkranz, in each case as co-trustees of a trust that owns 1,391,157 shares of Class A Common Stock and 1,914,608 shares of Class B Common Stock.



(5) 52,049 shares of Class A Common Stock are being sold in the Offering by the Separate Share Trust f/b/o Gary M. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as grantor (the "GML Separate Share Trust"). Daniel J. Aaron, as the sole trustee of the GML Separate Share Trust, has sole investment and voting power with respect to the shares owned by the Trust and is deemed to beneficially own all such shares. Mr. Aaron disclaims beneficial ownership of all such shares. Mr. Aaron does not own, either directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock.



(6) Leonard A. Lauder, as the sole individual general partner of LAL Family Partners and the majority stockholder of LAL Family Corporation, which is the sole corporate general partner of LAL Family Partners, has sole voting and investment power over the shares owned by LAL Family Partners and is deemed to beneficially own all such shares.



(7) All of the issued and outstanding shares of common stock of The 4003 Corporation are owned by George W. Schiele in his capacity as the sole trustee of The LAL 4003 Trust f/b/o Leonard A. Lauder u/a/d May 18, 1999, created by Leonard A. Lauder, as grantor. George W. Schiele, as the sole trustee of The LAL 4003 Trust and a director and officer of The 4003 Corporation, and Lloyd A. Martin, as a director and officer of The 4003 Corporation, share voting and investment power with respect to the shares owned by The 4003 Corporation and are deemed to beneficially own all such shares. Mr. Schiele and Ms. Martin disclaim beneficial ownership of all such shares. Neither Mr. Schiele nor Ms. Martin owns, either directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock.



(8) All of the issued and outstanding shares of common stock of The 4202 Corporation are owned by Deborah F. Stiles in her capacity as the sole trustee of The RSL 4202 Trust f/b/o Ronald S. Lauder u/a/d May 18, 1999, created by Ronald S. Lauder, as grantor. Deborah F. Stiles, as the sole trustee of The 4202 Trust and a director and officer of The 4202 Corporation, William H. Healy, as a director and officer of The 4202 Corporation, and Lloyd O. Martin, as a director and officer of The 4202 Corporation, share voting and investment power over the shares owned by The 4202 Corporation and are deemed to beneficially own all such shares.
    Ms. Stiles, Mr. Healy and Ms. Martin disclaim beneficial ownership of all such shares. Neither Ms. Stiles nor Ms. Martin owns, either directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock. Mr. Healy owns 1,113 shares of Class A Common Stock and no shares of Class B Common Stock.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 300,000,000 shares of Class A Common Stock, 120,000,000 shares of Class B Common Stock, and 23,600,000 shares of Preferred Stock, par value $.01 per share, including 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock. As of May 18, 1999, there were 61,727,666 shares of Class A Common Stock and 56,839,667 shares of Class B Common Stock outstanding. All of the shares of Class B Common Stock are beneficially owned by members of the Lauder family. Of the authorized shares of Preferred Stock, 3,600,000 shares of $6.50 Cumulative Redeemable Preferred Stock are outstanding and, as of the date of this prospectus, are beneficially owned by members of the Lauder family. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation filed as an exhibit to the Registration Statement of which this prospectus forms a part.


     On April 26, 1999, our Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend on all of our outstanding Common Stock. The stock dividend is payable on June 2, 1999 to all holders of record of shares of our Common Stock at the close of business on May 10, 1999. Purchasers of shares of Class A Common Stock being offered by this prospectus who hold such shares on June 2, 1999 will receive the stock dividend payable with respect to such shares. Unless otherwise indicated, the information included in this prospectus, including share ownership data, does not reflect the stock split.

COMMON STOCK

     The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock, as described below.

     VOTING RIGHTS. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of our stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of all or substantially all of our assets, holders of the Class A Common Stock and Class B Common Stock vote together as a single class and the approval of 75% of the outstanding voting power is required to authorize or approve such transactions.

     Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of Class B Common Stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B Common Stock outstanding.

     DIVIDENDS. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

     If a dividend or distribution payable in shares of Class A Common Stock is made on the Class A Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in shares of Class B Common Stock is made on the Class B Common Stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable in shares of Class A Common Stock.

     RESTRICTIONS ON TRANSFER. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauder Family Member (as defined below), such shares will be converted automatically into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common Stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

     As used in this prospectus, the term "Lauder Family Members" includes only the following persons: (i) Mrs. Estee Lauder and her estate, guardian, conservator or committee; (ii) each descendant of Mrs. Lauder (a "Lauder Descendant") and their respective estates, guardians, conservators or committees; (iii) each "Family Controlled Entity" (as defined below); and (iv) the trustees, in their respective capacities as such, of each "Family Controlled Trust" (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least 80% of its board of directors is composed of Mrs. Lauder and/or Lauder Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Lauder Family Members;
(iii) any partnership if at least 80% of the value of its partnership interests is owned by Lauder Family Members; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Lauder Family Members. The term "Family Controlled Trust" includes certain trusts existing on November 16, 1995 and trusts the primary beneficiaries of which are Mrs. Lauder, Lauder Descendants, spouses of Lauder Descendants and/or charitable organizations provided that if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Mrs. Lauder and/or Lauder Descendants.

     CONVERSION. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. In the event of a transfer of shares of Class B Common stock to any person other than a Lauder Family Member, each share of Class B Common Stock so transferred automatically will be converted into one share of Class A Common Stock. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     LIQUIDATION. In the event of liquidation, after payment of our debts and other liabilities and after making provision for the holders of Preferred Stock, if any, our remaining assets will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

     MERGERS AND OTHER BUSINESS COMBINATIONS. Upon a merger or consolidation, holders of each class of Common Stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and Class B Common Stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13d-5 of the Exchange Act), which beneficially owns in the aggregate ten percent or more of our outstanding Common Stock (a "Related Person") without the affirmative vote of the holders, other than such Related Person, of not less than 75% of the voting power of outstanding Class A Common Stock and Class B Common Stock voting as a single class. For the sole purpose of determining the 75% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least five percent of the outstanding shares of Class A Common Stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction) but only if such seller or sellers have beneficial ownership of shares of Common Stock having a fair market value in excess of $10 million in the aggregate following such disposition to such Related Person. This 75% voting requirement is not applicable, however, if (i) the proposed transaction is approved by a vote of not less than a majority of our board of directors who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (ii) in the case of a transaction pursuant to which the holders of Common Stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holdings of Common Stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher.

     OTHER PROVISIONS. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

     TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A Common Stock is ChaseMellon Shareholder Services.

PREFERRED STOCK

     $6.50 CUMULATIVE REDEEMABLE PREFERRED STOCK. Holders of the $6.50 Cumulative Redeemable Preferred Stock are entitled to receive cumulative cash dividends at a rate of $6.50 per annum per share payable in quarterly installments. If such dividends are not paid in full, or declared in full and sums set apart for full payment thereof, then no dividends may be paid or declared upon the Common Stock or any other capital stock ranking junior to or on parity with such $6.50 Cumulative Redeemable Preferred Stock. If, at the time of an annual meeting of stockholders, the equivalent of six quarterly dividends are in arrears, then the number of directors on our board of directors will be increased by two and the holders of the outstanding $6.50 Cumulative Redeemable Preferred Stock voting separately as a class will be entitled at the meeting to vote for the election of two directors. The right to elect two directors and such directors' terms on the board of directors will continue until such arrearage in the payment of dividends ceases to exist. Shares of $6.50 Cumulative Redeemable Preferred Stock are subject to mandatory redemption on June 30, 2005 at a redemption price of $100 per share. Following such date and so long as such mandatory redemption obligations have not been discharged in full, no dividends may be paid or declared upon the Common Stock, or on any other capital stock ranking junior to or on a parity with such $6.50 Cumulative Redeemable Preferred Stock and no shares of Common Stock or such junior or parity stock may be redeemed or acquired by us for any consideration. We may redeem the $6.50 Cumulative Redeemable Preferred Stock owned by the EL 1994 Trust and a trust for the primary benefit of Leonard A. Lauder ("LAL 1995 Trust"), in whole or in part, after the death of Mrs. Lauder or, if owned by persons other than the EL 1994 Trust or the LAL 1995 Trust, after five years following the disposition of such shares by the EL 1994 Trust or the LAL 1995 Trust, as the case may be. After the later of June 30, 2000 and Mrs. Lauder's death, holders of the $6.50 Cumulative Redeemable Preferred Stock may put such shares to us at a price of $100 per share (which amount represents the liquidation preference per share).

     OTHER PREFERRED STOCK. Our board of directors is authorized, subject to any limitations prescribed by Delaware law or the rules of the NYSE or other organizations on whose systems our stock may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 75% of the outstanding shares of Class B Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by the board of directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control. We have no present plans to issue any additional shares of Preferred Stock.

STOCKHOLDERS' AGREEMENT


     All Lauder Family Members (other than The Lauder Foundation, a tax exempt, private foundation, Aerin Lauder Zinterhofer, Jane Lauder, The 4003 Corporation and The 4202 Corporation) who beneficially own shares of Common Stock have agreed pursuant to a stockholders' agreement with us (the "Stockholders' Agreement") to vote all shares beneficially owned by them for Leonard A. Lauder, Ronald S. Lauder and one person (if any) designated by each as directors of our company. As of May 18, 1999, these stockholders beneficially owned, in the aggregate, shares of Common Stock having approximately 91.2% of our voting power.


REGISTRATION RIGHTS AGREEMENT

     We and certain members of the Lauder family, certain trusts and other entities controlled by members of the Lauder family and Morgan Guaranty Trust Company of New York ("Morgan Guaranty") are parties to a Registration Rights Agreement (the "Master Registration Rights Agreement"), pursuant to which each of Leonard A. Lauder, Ronald S. Lauder and Morgan Guaranty have three demand registration rights and the Estee Lauder 1994 Trust has six demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock) held by them. All the parties to the Master Registration Rights Agreement (other than us) also have an unlimited number of piggyback registration rights in respect of their shares. The rights of Morgan Guaranty and any pledgee of the Estee Lauder 1994 Trust under the Master Registration Rights Agreement will be exercisable only in the event of a default under certain loan arrangements.

                                  UNDERWRITING

     The Selling Stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table.

                                                                                         Number of
                                                                                       Shares of Class A
                                    Underwriters                                       Common Stock
                                                                                       -----------------
Goldman, Sachs & Co.................................................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...........................................................
J.P. Morgan Securities Inc..........................................................
                                                                                           ---------
  Total.............................................................................       3,301,000
                                                                                           ---------
                                                                                           ---------

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 495,150 shares from the Selling Stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. In the event the delivery of these additional option shares to the Underwriters takes place after June 2, 1999, the number of shares to be purchased and the price to the Underwriters will be adjusted to reflect the stock split.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Selling Stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 495,150 additional shares.

                                                                                 Paid by the Selling
                                                                                     Stockholders
                                                                             ----------------------------
                                                                             No Exercise    Full Exercise
                                                                             -----------    -------------
Per share.................................................................     $               $
Total.....................................................................     $               $

     Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $ per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $      per share from the initial
price to public. If all the shares are not sold at the initial price to public, the Underwriters may change the offering price and the other selling terms.


     The Estee Lauder Companies Inc., the Selling Stockholders and Ronald S. Lauder have agreed with the Underwriters not to dispose of any of their Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., or as otherwise provided in the underwriting agreement, and except for transfers among Lauder Family Members. This agreement does not apply to any existing employee benefit plans.


     In connection with the offering, the Underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock while the offering is in progress.

     The Underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.


     The Selling Stockholders, who are paying all of the expenses of this offering, estimate that their total expenses in the offering, excluding underwriting discounts and commissions, will be approximately $621,000.00. The Estee Lauder Companies Inc. will not pay any expenses in the offering.


     The Estee Lauder Companies Inc. has agreed with the Selling Stockholders to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the Underwriters and their affiliates have provided, are currently providing, and expect to provide in the future, commercial and investment banking services to The Estee Lauder Companies Inc. and certain Lauder Family Members for which such Underwriters and their affiliates have received and will receive fees and commissions. Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., is a lender to The Estee Lauder Companies Inc. and certain Lauder Family Members. More than ten percent of the net proceeds of the offering may be used to repay borrowings to Morgan Guaranty. Accordingly, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock being offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York (members of which own approximately 30,000 shares of Class A Common Stock) and certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The financial statements and schedule incorporated by reference in this prospectus that are contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

    ------------------------------------------------------------
          ------------------------------------------------------------
    ------------------------------------------------------------
          ------------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                                       Page
                                                       ----

Where You Can Find More Information.................     2

Incorporation of Certain Documents by Reference.....     2

The Company.........................................     3

Use of Proceeds.....................................     5

Price Range of Common Stock and Dividends .              5

Selected Consolidated Financial Information.........     6

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...............     8

Selling Stockholders................................    18

Description of Capital Stock........................    20

Underwriting........................................    24

Legal Matters.......................................    25

Experts.............................................    25

                                3,301,000 Shares

                                THE ESTEE LAUDER
                                 COMPANIES INC.

                              Class A Common Stock

                             ----------------------

                             ----------------------

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.
    ------------------------------------------------------------
          ------------------------------------------------------------
    ------------------------------------------------------------
          ------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than the underwriting discount. All amounts, except the SEC registration fees and the National Association of Securities Dealers, Inc. ("NASD") filing fee, are estimated and will be paid by the selling stockholders identified in the Prospectus, and not by the Registrant.


SEC registration fee......................................   $100,705.50
NASD filing fee...........................................     30,500.00
Printing, engraving and postage fees......................    170,000.00
Legal fees and expenses...................................    250,000.00
Accounting fees and expenses..............................     50,000.00
Miscellaneous.............................................     20,000.00
                                                             -----------
  Total...................................................   $621,205.50
                                                             -----------
                                                             -----------





ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Generally, Section 145 of the General Corporation Law of the State of Delaware (the "GCL") permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

     Our By-laws provide for indemnification of our directors and officers to the fullest extent permitted by law.

     Section 102(b)(7) of the GCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. We have adopted a provision in our Certificate of Incorporation that provides for such limitation to the full extent permitted under Delaware law.

     Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which we may not indemnify them.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

     (a) Exhibits:

     Exhibits identified in parentheses below are on file with the SEC and are incorporated herein by reference to such previous filings. All other exhibits are provided as part of this electronic transmission.


EXHIBIT
NUMBER                                           DESCRIPTION OF EXHIBIT
------   -------------------------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.
  3.1    Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 3 to the Company's
         Registration Statement on Form S-1 (No. 33-97180) on November 13, 1995 (the "S-1")).
  3.2    Form of Amended and Restated By-Laws (filed as Exhibit 3.2 to the S-1).
  5.1    Opinion of Weil, Gotshal & Manges LLP with respect to the legality of the Class A Common Stock.
 10.1    Employment Agreement with William P. Lauder.
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1).
 24.1    Power of Attorney.*


------------------



* Previously filed.


ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN NEW YORK, NEW YORK, ON THIS 19TH DAY OF MAY 1999.


                                          THE ESTEE LAUDER COMPANIES INC.

                                          By: _______/s/ ROBERT J. BIGLER_______
                                                Name:  Robert J. Bigler
                                                Title: Senior Vice President and
                                            Chief
                                                    Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                SIGNATURE                                        TITLE                             DATE
------------------------------------------  ------------------------------------------------   -------------

                    *                       Chairman of the Board and Chief Executive           May 19, 1999
------------------------------------------  Officer (Principal Executive Officer)
            Leonard A. Lauder

                    *                       Director                                            May 19, 1999
------------------------------------------
             Ronald S. Lauder

                    *                       Director                                            May 19, 1999
------------------------------------------
            William P. Lauder

                    *                       Director                                            May 19, 1999
------------------------------------------
            Fred H. Langhammer

                    *                       Director                                            May 19, 1999
------------------------------------------
            Richard D. Parsons

                    *                       Director                                            May 19, 1999
------------------------------------------
              Marshall Rose

                    *                       Director                                            May 19, 1999
------------------------------------------
           P. Roy Vagelos, M.D.

                    *                       Director                                            May 19, 1999
------------------------------------------
              Faye Wattleton

           /s/ ROBERT J. BIGLER             Senior Vice President and Chief Financial           May 19, 1999
------------------------------------------  Officer (Principal Financial and Accounting
             Robert J. Bigler               Officer)

     *By:        /s/ ROBERT J. BIGLER
  -------------------------------------
               Robert J. Bigler
               Attorney-in-fact

                                    EXHIBITS

     The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein.


EXHIBIT
NUMBER                                           DESCRIPTION OF EXHIBIT
------   -------------------------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.
  3.1    Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 3 to the Company's
         Registration Statement on Form S-1 (No. 33-97180) on November 13, 1995 (the "S-1")).
  3.2    Form of Amended and Restated By-Laws (filed as Exhibit 3.2 to the S-1).
  5.1    Opinion of Weil, Gotshal & Manges LLP with respect to the legality of the Class A Common Stock.
 10.1    Employment Agreement with William P. Lauder.
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1).
 24.1    Power of Attorney.*


------------------



* Previously filed.

                                                                    EXHIBIT 23.1
                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation by reference in this Registration Statement of our reports dated August 11, 1998 included in the Form 10-K of The Estee Lauder Companies Inc. for the year ended June 30, 1998 and to all references to our Firm included in this Registration Statement.

                                          _______/S/__ARTHUR ANDERSEN LLP_______
                                                   Arthur Andersen LLP


New York, N.Y.
May 19, 1999